SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                     FORM 15

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
       Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

                         Commission File Number 0-16707

                            Matewan BancShares, Inc.
                            ------------------------
             (Exact name of registrant as specified in its charter)

        Second Avenue and Vinson Street, Williamson, West Virginia 25661
        ----------------------------------------------------------------
                            Telephone (304) 235-1544
                            ------------------------
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                     Common Stock, par value $1.00 per share
                     ---------------------------------------
        Cumulative Convertible Preferred Stock, par value $1.00 per share
        -----------------------------------------------------------------
            (Title of each class of securities covered by this Form)

                                      None
                                      ----
       (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)  [X]*  Rule 12g-4(a)(2)(ii) [ ]   Rule 12h-3(b)(2)(i)    [ ]
Rule 12g-4(a)(1)(ii) [ ]   Rule 12h-3(b)(1)(i)  [X]*  Rule 12h-3(b)(2)(ii)   [ ]
Rule 12g-4(a)(2)(i)  [ ]   Rule 12h-3(b)(1)(ii) [ ]   Rule 15d-6             [ ]


Approximate  number of holders of record as of the certification or notice date:
None
----

*Matewan BancShares, Inc. was merged with and into BB&T Corporation on August 27, 1999.

    Pursuant to the requirements of the Securities Exchange Act of 1934, BB&T Corporation, as successor by merger to Matewan BancShares, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.



DATE:  August 30, 1999            BB&T CORPORATION

                                  By: /s/ Jerone C. Herring
                                  Name:  Jerone C. Herring
                                  Title:  Executive Vice President and Secretary

                         [BB&T Corporation letterhead]


August 30, 1999

VIA EDGAR
Securities and Exchange Commission
450 Fifth Street
Washington D.C. 20549

         Re:      Matewan BancShares, Inc. -- Form 15

Ladies and Gentlemen:

     On behalf of Matewan BancShares, Inc. (the "Company"), and pursuant to Rules 12g-4 and 12h-3 under the Securities Exchange Act of 1934 and Rule 10l(a) of Regulation S-T, we are transmitting via EDGAR a Form 15 relating to the deregistration of the Company's Common Stock, par value $1.00 per share, and Cumulative Convertible Preferred Stock, par value $1.00 per share.

     If you have any questions regarding this Form 15, please contact the undersigned at (336) 733-2180.

                                  Very truly yours,

                                  BB&T CORPORATION


                                  By: /s/ Jerone C. Herring
                                  Name:  Jerone C. Herring
                                  Title:  Executive Vice President and Secretary